

April 17, 2014

Via E-mail
Mr. Mac McConnell
Senior Vice President/Finance and Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, TX 77040

      RE: DXP Enterprises, Inc.
             Item 4.01 Form 8-K
             Filed April 4, 2014
             File No. 0-21513

Dear Mr. McConnell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Jeffrey Gordon

                      Jeffrey Gordon
                      Staff Accountant